Exhibit 99
Converium 1H03 Results

    ZUG, Switzerland--(BUSINESS WIRE)--July 29,
2003--Converium,(NYSE:CHR) (SWX:CHR), one of the leading global multi-line reinsurers, today reports on its financial results for the second quarter 2003.

    -- Profitable growth in specialty lines and in standard property & casualty reinsurance

    --  Strong performance in non-life

    --  Strong capital position, global franchise, and infrastructure

    -- Converium continues to benefit from the reshuffling in the reinsurance industry



                                  2Q2003                 2Q2002
                         ---------------------------------------------
Gross premiums written            US$ 949 million      US$ 833 million
Net premiums written              US$ 899 million      US$ 793 million
Non-life combined ratio                     99.1%                99.9%
Total investment yield(1)                    4.8%                 0.5%
Net income                       US$ 59.1 million      US$ 2.9 million
Earnings per share                       US$ 1.48             US$ 0.07
Return on equity(2)                         13.6%                 0.7%
Cash flows from operating       US$ 364.3 million US$ 210.9 million(3)
 activities
Shareholders' equity as       US$ 1,894.3 million  US$ 1,663.9 million
 per June 30, 2003
Book value per share as                 US$ 47.61            US$ 41.60
 per June 30,2003


    1 Summary Results

    For the three months ended June 30, 2003, Converium reported a net income (after-tax) of US$ 59.1 million, compared to a net income of US$ 2.9 million for the second quarter of 2002, an increase of US$
56.2 million. Earnings per share for the period were US$ 1.48, an increase of US$ 1.41 compared to the same period of the previous year. For the three months ended June 30, 2003, Converium reported a return on equity(2) of 13.6%, an improvement of 12.9 percentage points compared to the second quarter of 2002.
    Converium continues to strengthen its position as a leading global multi-line reinsurer, in specialty lines and in standard property & casualty reinsurance, and continues to benefit from the reshuffling in the reinsurance industry. Including the July 1 renewal season, 90%(4) of its non-life premium was up for renewal. Converium renewed 70%(5) of the non-life premium volume that was renewable during the January 1, April 1, and July 1 renewal seasons, and experienced combined increases in rates and shares of 26%(6) on the renewed business. The aggregate impact of improved rates, increased shares and new business, offset by cancellations, resulted in premium growth of 18%(5) of non-life premium volume that was renewable so far in 2003 including the July 1 renewal season.
    Converium's financial results for the second quarter 2003 were primarily driven by the following factors:

    -- Profitable growth in specialty lines and in standard property & casualty reinsurance

    --  Strong performance in non-life

    --  Current conditions in the capital markets

    2 2Q2003 - Highlights

    Profitable growth in specialty lines and in standard property & casualty reinsurance Today, Converium is fully established as an independent leading global multi-line reinsurer and continues to benefit from the reshuffling in the reinsurance industry. In the second quarter of 2003, gross premiums written of Converium's non-life book grew by more than 15.3% to US$ 916.4 million, net premiums written grew by 12.7% to US$ 856.9 million, net premiums earned grew by 13.0% to US$ 860.5 million compared to the same period of the previous year; this growth was driven by both specialty lines as well as standard property and casualty reinsurance.
    Strong performance in non-life The re-underwriting and the restructuring of the underwriting process continue to pay off. The non-life combined ratio was 99.1% for the second quarter of 2003 compared to 99.9% for the same period in 2002. The non-life combined ratio for the first half of 2003 was 98.7%, an improvement of 2.3 percentage points compared to the first half of 2002. This positive development is largely a reflection of improvements achieved during the important renewal seasons of January 1 and April 1. In addition, the results reflect a shift in Converium's business mix, as can be observed by the strong growth in Continental European markets serviced by the segments Converium Cologne and Converium Zurich, which grew their net premiums written by 53.1%, respectively 29.3% in the first half of 2003. Much of this business was written on a proportional basis as many European insurers were faced with capital constraints due to the strain placed on their balance sheets by the melt-down of the European equity markets. As a consequence, Converium was able to participate in the core business of many cedents at very advantageous terms. These lines of business naturally exhibit lower volatility in their performance over time and, therefore, carry higher expected non-life loss ratios compared to non-proportional catastrophe business. Given that much of Converium's new business written was either in specialty lines, such as credit & surety or professional liability, or in standard lines of business, such as third party liability and motor liability, the initial non-life loss ratios are higher than in short-tail property lines.
    Strong capital position Since year-end 2002, Converium's shareholders' equity increased by 9.0% or US$ 156.3 million to US$ 1,894.3 million as per June 30, 2003. Book value per share increased by 9.3% or US$ 4.06 to US$ 47.61 as per June 30, 2003, compared to US$
43.55 as per year-end 2002. As per June 30, 2003, Converium reported claims supporting capital(7) of US$ 2.3 billion, an increase by 7.3% or almost US$ 156 million compared to year-end 2002.

    3 Key Drivers of Converium's Financial Results 2Q2003

    For the three months ended June 30, 2003, Converium reported a net income of US$ 59.1 million, compared to a net income of US$ 2.9 million for the same period in 2002, an increase of US$ 56.2 million.
    Converium's financial results for the second quarter of 2003 were primarily driven by:
    (1) Profitable growth in specialty lines and in standard property & casualty reinsurance;
    (2) Strong performance in non-life;
    (3) Current conditions in the capital markets.

    3.1 Profitable growth in specialty lines and in standard property & casualty reinsurance

    The hardening of the reinsurance markets, the strength of Converium's global franchise and infrastructure, and opportunities arising from our position as a leading independent multi-line reinsurer all led to a profitable growth in non-life, both in specialty lines and in standard property & casualty reinsurance.
    For the second quarter of 2003 gross premiums written by Converium's non-life operations grew by 15.3% or US$ 121.9 million to US$ 916.4 million (2Q2002: US$ 794.5 million), net premiums written by 12.7% or US$ 96.6 million to US$ 856.9 million (2Q2002: US$ 760.3 million), and net premiums earned by 13.0% or US$ 99.1 million to US$
860.5 million (2Q2002: US$ 761.4 million).
    For the first half of 2003 gross premiums written by Converium's non-life operations grew by 25.2% or US$ 422.0 million to US$ 2,094.8 million (1H2002: US$ 1,672.8 million), net premiums written by 23.8% or US$ 380.3 million to US$ 1,977.2 million (1H2002: US$ 1,596.9 million), and net premiums earned by 18.8% or US$ 268.7 million to US$ 1,700.8 million (1H2002: US$ 1,432.1 million).
    The growth was spread across most specialty lines as well as most lines of business in standard property & casualty reinsurance and primarily resulted from increased rates, increasing the share of clients' business upon renewing existing business or writing new business.

    3.2 Strong performance in non-life

    The re-underwriting of the non-life book and the restructuring of the underwriting process resulted in a continued improvement of the underlying performance. The non-life combined ratio decreased by 0.8 percentage points to 99.1% for the second quarter 2003 (2Q2002:
99.9%); respectively decreased by 2.3 percentage points to 98.7% for the half year ended June 2003 compared to 101.0% for the six months ended June 30, 2002.
    This improvement of the non-life combined ratio reflects improved pricing, terms and conditions as well as Converium's shift towards longer-tail business, both in specialty lines and in standard property & casualty reinsurance, particularly in Continental Europe.

    3.3 Current conditions in the capital markets

    Converium's investment results in the second quarter 2003 reflected

    --  the continuing strong cash flow from operating activities,

    --  the recovery of the global equity markets,

    --  the further decline in interest rates,

    -- Converium's strategic and tactical asset allocation, as well as the benchmarks applied for the passive asset management approach.

    Converium reported a cash flow from operating activities of US$
364.3 million for the second quarter of 2003, an increase of 72.7%(8) or US$ 153.4 million(3) compared to the previous year. This substantial growth in the cash flow from operating activities contributed to a significant increase of total invested assets plus cash and cash equivalents of 5.1% to US$ 7,094 million as of June 30, 2003, compared to March 31, 2003.
    From a tactical perspective, Converium kept its overall exposure to the equity markets to a level that corresponded to the lower range of the optimal equity allocation recommended by its ALM (Asset Liability Management) analysis. While keeping an under-exposure versus its neutral allocation, Converium decided in the second quarter to moderately rebalance its allocation in favor of equity securities. Taking advantage of the strong cash flow from operating activities, Converium invested during the second quarter US$ 120 million or 32.9% of the operational cash flow in equity securities. Together with the equity market rebound, this tactical move brought the equity allocation back to 8.8% of the invested assets and triggered a positive change in net unrealized gains on investments (pre-tax) of US$ 53.8 million during the second quarter of 2003.
    To protect its balance sheet from a possible rise of the yield curves, Converium reduced the modified duration of its bond portfolio (excluding mortgage-backed securities) to 3.8 and shifted approximately US$ 264 million of government bonds from "available-for-sale" to "held-to-maturity", and invested US$ 20 million of operational cash flow in fixed maturities classified as "held-to-maturity" during the second quarter of 2003. As per June 30, 2003, US$ 284 million, or 6.8% of the total fixed maturities-portfolio, was classified as "held-to-maturity".
    As a result of the predominantly passive asset management policy, Converium's investment returns were in line with the respective benchmarks. The mortgage-backed securities portfolios, however, which are actively managed, slightly outperformed their benchmarks and achieved a relative performance of plus 17 basis points in the second quarter of 2003.
    In the second quarter of 2003, Converium reported US$ 15.8 million of net realized capital gains, an increase of US$ 76.8 million compared to the previous year. On the fixed income side, the decline in interest rates continued and further increased the likelihood of a change of the trend in the bond markets. As a consequence, Converium continued to reduce the duration of the fixed income portfolio. Thereby, Converium achieved capital gains of US$ 16 million. The sale of a real estate property in Germany resulted in additional realized capital gains of US$ 2.7 million.
    In the second quarter of 2003, to continue to adhere to emerging new asset impairment standards, Converium has further reinforced its already strict impairment rules(9). Now, additionally any declines in value over a period of more than twelve months are recorded as realized capital losses. In the second quarter of 2003, this change resulted in additional impairment charges of US$ 4.6 million.

    Table: Total invested assets (breakdown by major currencies and asset classes)


(unaudited; in US$ million)                          Balance
                                              at       at       at
                                           June 30, March 31, Dec 31,
                                              2003     2003     2002
----------------------------------------------------------------------
Fixed maturities
  US$
- available-for-sale                        2,292.6  2,257.6  1,993.2
- held-to-maturity                            263.7      0.0      0.0
  Euro
- available-for-sale                          407.8    358.6    310.4
- held-to-maturity                             20.6      0.0      0.0
  British pounds
- available-for-sale                          252.2    198.5    174.1
----------------------------------------------------------------------
Mortgage-backed securities
  US$ (available-for-sale)                    850.5    895.7    827.0
----------------------------------------------------------------------
Funds Withheld Asset
  US$                                         820.5    860.7    871.5
  Euro                                        326.5    316.2    315.5
  British pounds                              403.1    380.3    385.8
  Other                                        71.6     71.6     74.2
----------------------------------------------------------------------
Equity securities
  US$                                         405.0    329.2    339.4
  Euro                                        143.0     62.6     90.2
  British pounds                               51.1     24.2     26.4
----------------------------------------------------------------------
Real estate (direct and indirect)
  Swiss francs                                226.3    230.7    242.9
----------------------------------------------------------------------
Other, net                                    279.6    412.7    465.7
----------------------------------------------------------------------
Total invested assets                       6,814.1  6,397.9  6,117.3
-------------------------------------------===========================


    The tables below illustrate how the achieved investment returns are reflected in the financial statements.

    Table: Investment results



(unaudited; in US$ million, unless  Three months   Six months   Year
 noted)                                 ended        ended      ended
                                       June 30      June 30    Dec 31
                                     2003   2002   2003   2002   2002
----------------------------------------------------------------------
Net investment income                66.8   68.3   123.0  133.0 251.8
- growth (%)                         -2.2%          -7.5%       +10.1%
----------------------------------------------------------------------
Average annualized net investment
 income yield (pre-tax)               3.9%   5.0%   3.6%   4.8%  4.3%
- change in percentage points        -1.1          -1.2          -0.4
                                       pts           pts          pts
----------------------------------------------------------------------
Net realized capital gains (losses)  15.8  -61.0    7.5  -61.3  -10.3
- impairments(10)                    -6.1  -13.5  -21.9  -21.5  -48.3
----------------------------------------------------------------------
Total investment results              82.6   7.3  130.5   71.7  241.5
- growth (%)                          n.m.        +82.0%        +14.8%
----------------------------------------------------------------------
Average annualized total investment
 income yield (pre-tax)               4.8%   0.5%  3.8%   2.6%   4.1%
- change in percentage points        +4.3          +1.2          -0.2
                                       pts          pts           pts
----------------------------------------------------------------------
Change in unrealized (losses) gains
 (pre-tax)                          101.2   -4.1  105.0  -18.6 -109.0
----------------------------------------------------------------------
Total investment return (pre-tax)    183.8   3.2  235.5   53.1  132.5
- growth (%)                          n.m.         n.m.
----------------------------------------------------------------------
Average annualized total investment
 return (pre-tax)                    10.6%   0.2%   6.9%  1.9%   2.2%
- change in percentage points       +10.4          +4.8
                                       pts           pts
----------------------------------------------------------------------


    4 Successful 2003 Renewals in Hard Reinsurance Market Continue

    Converium continued to experience a favorable business climate during the recent July 1 renewals. The principal markets for the July 1 renewals are the United States, Australia, Latin America and, to a lesser extent, the Middle East.
    As expected, we observed hard markets in most lines in the United
States: Capacity constraints in some specialty lines - such as professional liability, surety, accident & health, or agribusiness - provided opportunities for a very selective and opportunistic underwriting. In other lines of business (e.g. property, casualty clash) the market peaked at terms and conditions that were sufficient to meet our profitability thresholds and allowed for some limited growth. Yet other lines, such as umbrella, or commercial auto, continued to harden but still require improved terms and conditions to achieve sustainable adequate returns.
    During the July 1 renewal season, 9%(11) of Converium North America's portfolio was up for renewal, representing the fact that the book is heavily oriented towards January 1, with renewals relatively evenly spread over the remainder of the year. The in-force portfolio size remained consistent on an estimated annual gross premium basis (unaudited) after the July 1 renewals. Converium North America chose to non-renew about 50%(12) of the renewable non-life premium volume because the underlying business did not meet its stringent performance standards or was retained by the client. However, the non-renewed premium volume was offset by new business.
    In Australia terms remained favorable as ceding insurers concentrated more on counter-party credit quality. This favored incumbents and locally licensed reinsurers, including Converium. Pricing remained stable to slightly up on standard lines, with higher increases achieved in specialty lines such as professional indemnity. Converium was able to add on a significant new account in the specialty agribusiness field with the support of our Global Center of Excellence in Mission Viejo.
    In Latin America we observed a trend towards tighter terms and conditions, particularly in proportional treaties. For example, in Mexico and Central America more extensive exclusion lists were introduced and natural catastrophe perils were excluded from many proportional treaties. Unfortunately, an oversupply of non-proportional catastrophe capacity led to price competition. As a consequence of Converium adhering to its strict profitability targets, our in-force premium reduced by approximately 20% following the July 1 renewals. Our catastrophe aggregates in Mexico and Central America are expected to decline by over 50%.
    During the 2003 renewal seasons including July 1, approximately 90%(13) of Converium's non-life premium was up for renewal. The non-life operations renewed approximately 70%

    5 Quotes from Management

    Dirk Lohmann, Group CEO Converium, said:

    "Today, Converium is fully established as an independent leading global multi-line reinsurer and continues to benefit from the reshuffling in the reinsurance industry. The hardening of the reinsurance markets, the strength of our global franchise and infrastructure, and opportunities arising from our position as a global player all led to a profitable growth in non-life, both in specialty lines and in standard property & casualty reinsurance. In order to prepare Converium for the 2004-renewals, we are currently reviewing strategies that will allow us to proactively manage the cycle in the reinsurance market place."
    "I am pleased by the continuing improvement of the underlying profitability of our non-life operations; a combined ratio of 99.1% for the second quarter of 2003, respectively of 98.7% for the first half of 2003 - an improvement of 0.8 percentage points, respectively
2.3 percentage points - is the clear result of our re-underwriting efforts and reflects Converium's shift to longer-tail business, both in specialty lines and in standard property & casualty reinsurance."
    "For the second quarter 2003 we achieved an annualized return on equity of 13.6% after-tax that reflects the profitability threshold applied in pricing."
    "Converium's strong performance, as evidenced by the continuing improvement in the underlying profitability of our non-life operations and growth in shareholders' equity, is proof that our strategy of focusing on specialty lines and growth opportunities in the European market is bearing fruit."

    Martin Kauer, Group CFO Converium, said:

    "As a result of the recovering of the financial markets and sale transactions in the fixed income portfolio, the investments had a significant positive impact on our quarterly results. We achieved an average annualized total investment yield (pre-tax) of 4.8% in the second quarter 2003 compared to 0.5% in the previous year. While keeping an under-weighting exposure to equity securities in our tactical asset allocation, we invested US$ 120 million net in this asset class during the second quarter. This tactical move, together with the equity market rebound, brought the equity allocation back to 8.8% of the total invested assets and resulted in an increase in the net unrealized capital gains (pre-tax) of US$ 53.8 million as per June 30, 2003."
    "For June 30, 2003, we reported US$ 284 million, or 6.8% of our fixed maturities portfolio, as "held-to-maturity". In the context of the duration reduction of our core fixed income portfolio, this move represents a way to keep the economical duration of asset and technical liabilities in balance while protecting the shareholder's equity against increases in the yield curves. Due to the current interest rate environment, which implies locking in low yields to maturity, the size of the shift was modest."
    "Since year-end 2002, Converium's shareholders' equity increased by 9.0%, or by more than 10% including the paid dividends, to US$ 1.9 billion as per June 30, 2003. Our claims supporting capital of US$ 2.3 billion enables us to continue to benefit from today's hard reinsurance market."

    6 2Q2003: Facts and Figures

    6.1 Financial results as per June 30, 2003

    Table: Financial highlights 2Q2003 - income statement



(unaudited; in US$ million,    Three months     Six months     Year
 unless noted)                      ended         ended        ended
                                  June 30        June 30      Dec 31
                                 2003   2002    2003    2002     2002
----------------------------------------------------------------------
Gross premiums written          948.7  832.5   2,212.5 1,773.7 3,535.8
-growth (%)                     +14.0%           +24.7%          22.7%
----------------------------------------------------------------------
Net premiums written            899.3  792.6   2,083.9 1,691.5 3,322.2
-growth (%)                     +13.5%           +23.2%          33.8%
----------------------------------------------------------------------
Net premiums earned             912.5  801.5   1,796.8 1,517.1 3,165.5
-growth (%)                     +13.8%           +18.4%         +37.9%
----------------------------------------------------------------------
Non-life loss ratio              73.5%  69.7%     73.0%  72.6%   72.9%
                                                                  (16)
-change in percentage points     +3.8             +0.4           -7.1
                                   pts             pts        pts (17)
----------------------------------------------------------------------
Non-life underwriting expense    20.3%  25.0%     21.0%   23.4%  21.1%
 ratio                           -4.7             -2.4           -2.1
-change in percentage points       pts              pts           pts
----------------------------------------------------------------------
Non-life administration expense   5.3%   5.2%     4.7%     5.0%   5.3%
 ratio                           +0.1            -0.3            -0.8
-change in percentage points       pts             pts             pts
----------------------------------------------------------------------
Non-life combined ratio          99.1%  99.9%    98.7%   101.0%  99.3%
                                                                  (16)
-change in percentage points     -0.8            -2.3 pts         -9.5
                                   pts                         pts(17)
----------------------------------------------------------------------
Net investment income            66.8          123.0            251.8
-growth (%)                      -2.2%  68.3    -7.5%  133.0    +10.1%
----------------------------------------------------------------------
Average annualized net
 investment income yield (pre-    3.9%   5.0%   3.6%     4.8%     4.3%
 tax)                            -1.1          -1.2              -0.4
-change in percentage points       pts          pts                pts
----------------------------------------------------------------------
Total investment results          82.6   7.3   130.5    71.7    241.5
-growth (%)                       n.m.         +82.0%           +14.8%
-including impairments of         -6.1 -13.5   -21.9   -21.5    -48.3
----------------------------------------------------------------------
Average annualized total
 investment income yield (pre-    4.8%   0.5%    3.8%    2.6%     4.1%
 tax)                            +4.3            +1.2            -0.2
-change in percentage points       pts            pts              pts
----------------------------------------------------------------------
Operating income(18)             61.9   64.6     88.3   103.7    67.7
-change (%)                      -4.2%          -14.9%
----------------------------------------------------------------------
Net income                        59.1   2.9     84.6    31.6   106.8
-growth (%)                       n.m.         +167.7%           n.m.
----------------------------------------------------------------------
Earnings per share (US$)          1.48  0.07     2.12    0.79    2.68
-growth (%)                       n.m.         +168.4%            n.m.
----------------------------------------------------------------------
Retention ratio (%)(19)          94.8%  95.2%   94.2%   95.4%    94.0%
----------------------------------------------------------------------


    Table: Financial highlights 2Q2003 - cash flow statement, investment return, return on equity


(unaudited; in US$ million,    Three months      Six months     Year
 unless noted)                      ended           ended       ended
                                  June 30          June 30     Dec 31
                                2003     2002    2003     2002   2002
----------------------------------------------------------------------
Cash flow from operating
 activities                    364.3     210.9   572.6   276.7  870.4
- growth (%)                   +72.7%      (20) +107.0%    (20) 179.4%
----------------------------------------------------------------------
Average annualized total
 investment yield (pre-tax)      4.8%     0.5%    3.8%     2.6%  4.1%
- change in percentage points   +4.3             +1.2 pts        -0.2
                                  pts                             pts
----------------------------------------------------------------------
Average annualized total
 investment return (pre-tax)    10.6%     0.2%    6.9%     1.9%   2.2%
- change in percentage points  +10.4             +4.8 pts
                                  pts
----------------------------------------------------------------------
Return on equity(21)            13.6%     0.7%    9.7%     4.0%   6.8%
- change in percentage points  +12.9             +5.7 pts         n.m.
                                  pts
----------------------------------------------------------------------


    Table: Financial highlights 2Q2003 - balance sheet



(unaudited; in US$ million, unless noted)  June 30,  March 31, Dec 31,
                                             2003       2003    2002
----------------------------------------------------------------------
Total invested assets                          6,814     6,398  6,117
- growth (%)                                    +6.5%     +4.6%
----------------------------------------------------------------------
Total assets                                  13,385    12,763 12,051
- growth (%)                                    +4.9%     +5.9%
----------------------------------------------------------------------
Total underwriting reserves, net of
 reinsurance                                   7,563     7,247  6,736
- growth (%)                                    +4.4%     +7.6%
----------------------------------------------------------------------
Shareholders' equity                           1,894     1,794  1,738
- growth (%)                                    +5.6%     +3.2%
----------------------------------------------------------------------
Book value per share (US$)                     47.61     45.03  43.55
- growth (%)                                    +5.7%     +3.4%
----------------------------------------------------------------------


    6.2 Other important facts and figures

    -- Total investment results: US$ 82.6 million compared to US$ 7.3 million in 2Q2002

    Converium's investment results were impacted by the recovery of the global equity markets, the further decline in interest rates, the continuing strong cash flow from operating activities, Converium's strategic and tactical asset allocation, as well as the benchmarks applied for the passive asset management approach. The returns of the different asset classes are in line with the respective benchmarks. Converium reported a total investment result of US$ 82.6 million including impairments of US$ 6.1 million for the second quarter 2003, an improvement of US$ 75.3 million compared to the previous year that included impairments of US$ 13.5 million. The average annualized total investment yield (pre-tax) was 4.8% for the second quarter 2003, plus
4.3 percentage points compared to the previous year (2Q2002: 0.5%).

    The average annualized total investment return (pre-tax) was 10.6% for the second quarter 2003, an improvement of 10.4 percentage points compared to the previous year. Converium's impairment policy(22) is fully compliant with current and emerging standards.

    --  Cost of options fully charged

    Converium charges the costs of options to operating expense (SFAS
123) and recorded US$ 2.4 million in the second quarter of 2003.

    --  Operating income: US$ 61.9 million

    Converium reported an operating income(23) of US$ 61.9 million for the second quarter of 2003 (2Q2002: US$ 64.6 million).

    --  Net income: US$ 59.1 million

    Converium reported a net income of US$ 59.1 million for the second quarter of 2003, an increase of US$ 56.2 million compared to the same period of the previous year (2Q2002: US$ 2.9 million), and earnings per share of US$ 1.48, plus US$ 1.41 compared to the second quarter of 2002 (2Q2002: US$ 0.07).

    --  Cash flow: US$ 364.3 million (plus 72.7%(24))

    Driven by the continuously improved operating performance, Converium increased the cash flow from operating activities by 72.7%(24) or US$ 153.4 million(24) to US$ 364.3 million for the second quarter 2003 (2Q2002: US$ 210.9 million(24)).

    --  Marginal asbestos and environmental exposures

    Converium's asbestos and environmental exposures are marginal; as per June 30, 2003, the respective reserves were less than US$ 45 million, approximately 0.5% of total reserves. Converium maintained a strong reserving level for these exposures.

    --  Repurchase of shares for Employee Participation Plans

    Converium Holding Ltd repurchased 160,000 shares in the period of January 1 through June 30, 2003, on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans. Converium Holding Ltd will continue its repurchases of own stock in order to fulfill its share delivery obligations under the various Employee Participation Plans.

    -- US$ 900 million syndicated letter of credit facility successfully closed

    The 3-year syndicated letter of credit facility led by ABN AMRO, Barclays Capital and Commerzbank as mandated lead arrangers and book runners was successfully closed and is available for Converium as of July 1, 2003. The transaction is a debut facility for Converium in the international syndicated loan market. As part of the transaction Converium intends to roll into the facility an amount of US$ 350 million of existing letters of credit, which were previously provided by certain syndicate banks on an individual basis.

    --  New Chief Underwriting Officer Overseas appointed

    Converium appointed Patrick Cerceau as Chief Underwriting Officer Overseas of Converium Zurich, effective July 1, 2003. He will be in charge of the markets Far East, the Pacific Rim and Latin America.

    --  Converium Insurance (UK) Ltd operational

    Effective July 1, 2003, Converium Insurance (UK) Ltd, a wholly owned subsidiary, started its operations of supporting and strengthening Converium joint ventures and strategic business relationships.

    -- Dividend of CHF 1.00 per share for 2002 approved by shareholders

    The Annual General Meeting of May 27, 2003, approved a total allocation to dividends of CHF 40.0 million or a dividend of CHF 1.00 per share for 2002 as proposed by the Board of Directors.

    7 Overview Business Segments

    7.1 Business development

    Converium's financial results of the second quarter 2003 reflect the

    -- Profitable growth in specialty lines and in standard property & casualty reinsurance;

    --  Strong performance in non-life;

    --  Current conditions in the capital markets.

    The hardening of the reinsurance markets, the strength of Converium's global franchise and infrastructure, and opportunities arising from Converium's position as a leading independent multi-line reinsurer all led to a strong profitable growth in non-life, both in specialty lines and in standard property & casualty reinsurance, and a non-life combined ratio of 99.1% for the second quarter, respectively 98.7% for the first half of 2003, that also reflects Converium's shift towards longer-tail business.
    Current conditions in the capital markets, particularly the recovery of the global equity markets, and the further decline in interest rates, resulted in the second quarter of 2003 in net realized capital gains of US$ 15.8 million (2Q2002: US$ -61.0 million) including impairment charges of US$ 6.1 million (2Q2002: US$ 13.5 million), in an increase of the average annualized total investment income yield (pre-tax) by 4.3 percentage points to 4.8% (2Q2002:
0.5%), and in an increase of the average annualized total investment return (pre-tax) by 10.4 percentage points to 10.6% (2Q2002: 0.2%). Converium's investment returns, in accordance with the passive management approach, were in line with the respective benchmarks.

    7.2 Converium Zurich

    Table: Financial highlights 2Q2003 of Converium Zurich



(unaudited; in US$ million,  Three months      Six months   Year ended
 unless noted)                   ended           ended        Dec 31
                                June 30         June 30
                               2003    2002     2003   2002      2002
----------------------------------------------------------------------
Gross premiums written        540.7   413.5  1,049.3  805.0   1,802.2
-growth (%)                   +30.8%           +30.3%           +25.1%
----------------------------------------------------------------------
Net premiums written          498.6   382.4    968.6  749.3   1,670.5
-growth (%)                   +30.4%           +29.3%           +41.0%
----------------------------------------------------------------------
Net premiums earned           467.4   385.7    898.2  703.0   1,571.3
-growth (%)                   +21.2%           +27.8%           +55.2%
----------------------------------------------------------------------
Non-life loss ratio            75.2%   60.2%    73.2%  69.2%    69.9%
-change in percentage
 points                    +15.0 pts         +4.0 pts        -31.5 pts
----------------------------------------------------------------------
Non-life underwriting
 expense ratio                 17.7%   26.3%    19.6%   22.8%    17.9%
-improvement in percentage
 points                     -8.6 pts         -3.2 pts         -2.1 pts
----------------------------------------------------------------------
Non-life administration
 expense ratio                  4.7%    4.9%     4.9%    5.0%     4.8%
-deterioration in
 percentage points          -0.2 pts         -0.1 pts         +0.2 pts
----------------------------------------------------------------------
Non-life combined ratio        97.6%   91.4%    97.7%    97.0%   92.6%
-improvement in percentage  +6.2 pts            +0.7 pts     -33.4 pts
 points
----------------------------------------------------------------------
Total investment results       33.5             54.5            112.0
-growth (%)                   +22.7%   27.3    -15.1%  64.2     +22.7%
----------------------------------------------------------------------
Average annualized total
 investment income yield
 (pre-tax)                     3.8%    4.1%     3.1%   4.9%      3.8%
-change in percentage
 points                     -0.3 pts         -1.8 pts
----------------------------------------------------------------------
Segment income                 45.3    52.6    73.6   74.5      225.9
-growth (%)                   -13.9%           -1.2%           +226.4%
----------------------------------------------------------------------
Retention ratio(25)            92.2%   92.5%    92.3%  93.1%     92.7%
----------------------------------------------------------------------


    Converium Zurich reported a segment income of US$ 45.3 million for the three months ended June 30, 2003, compared to a segment income of US$ 52.6 million for the three months ended June 30, 2002. The decrease in segment income of 13.9% or US$ 7.3 million in the second quarter of 2003 was primarily attributable to:

    -- The non-life combined ratio increased by 6.2 percentage points to 97.6% for the second quarter of 2003 (2Q2002: 91.4%). This increase in the non-life combined ratio was due to positive reserve developments of US$ 14.0 million for liability business written in prior years reported by Converium Zurich in the second quarter of 2002, which reduced the non-life combined ratio by 3.6 percentage points, as well as to Converium Zurich's shift to longer-tail business, both in specialty lines and in standard property & casualty reinsurance. Converium Zurich's non-life combined ratio for the first half of 2003 was 97.7%; a slight increase of 0.7 percentage points compared to the first half of 2002, reflecting the positive reserve developments recorded in the second quarter of 2002 and the change in Converium Zurich's business mix.

    This decrease in segment income was offset by:

    -- The total investment result was higher by 22.7% or US$ 6.2 million for the second quarter of 2003 compared to the second quarter of 2002. Converium Zurich's increase in the total investment result is a reflection of the increase in the invested asset base and the current conditions in the capital markets. These current conditions in the capital markets, particularly the recovery of the global equity markets, and the further decline in interest rates, resulted in the second quarter of 2003 in lower impairment charges of US$ 2.1 million on equity securities (2Q2002: US$ 4.8 million). The average annualized total investment yield (pre-tax) decreased by 0.3 percentage points to 3.8% for the second quarter of 2003 (2Q2002: 4.1%).

    In the second quarter of 2003, gross premiums written increased 30.8% or US$ 127.2 million to US$ 540.7 million (2Q2002: US$ 413.5 million), net premiums written increased 30.4% or US$ 116.2 million to US$ 498.6 million (2Q2002: US$ 382.4 million), and net premiums earned increased 21.2% or US$ 81.7 million to US$ 467.4 million (2Q2002: US$
385.7 million).
    In the first half of 2003, gross premiums written increased 30.3% or US$ 244.3 million to US$ 1,049.3 million (1H2002: US$ 805.0 million), net premiums written increased 29.3% or US$ 219.3 million to US$ 968.6 million (1H2002: US$ 749.3 million), and net premiums earned increased 27.8% or US$ 195.2 million to US$ 898.2 million (1H2002: US$
703.0 million).
    Converium Zurich's growth was spread across most specialty lines as well as most lines of business in standard property & casualty reinsurance and primarily resulted from increased rates, increasing the share of clients' business upon renewing existing business or writing new business.
    For the first half of 2003, Converium Zurich's growth in specialty lines included:

    -- Aviation & Space (net premiums written in the first half of 2003 increased by 28.9% or US$ 37.8 million to US$ 168.8 million); and

    -- Credit & Surety (net premiums written in the first half of 2003 increased by 46.0% or US$ 28.0 million to US$ 88.9 million).

    For the first half of 2003, Converium Zurich's growth in lines of business of standard property & casualty reinsurance included:

    -- Property (net premiums written in the first half of 2003 increased by 29.7% or US$ 44.3 million to US$ 193.3 million); and

    -- Motor (net premiums written in the first half of 2003 increased by 17.8% or US$ 18.5 million to US$ 122.2 million).

    For the first half of 2003, Converium Zurich's growth regions in standard property & casualty reinsurance included:

    -- United Kingdom (net premiums written in the first half of 2003 increased by 16.7% or US$ 68.8 million to US$ 480.8 million);

    -- Far East/Pacific Rim (net premiums written in the first half of 2003 increased by 69.2% or US$ 45.6 million to US$ 111.4 million);

    -- Latin America (net premiums written in the first half of 2003 increased by 24.5% or US$ 16.0 million to US$ 81.3 million);

    -- France (net premiums written in the first half of 2003 increased by 46.2% or US$ 23.0 million to US$ 72.8 million); and the

    -- Rest of Europe, which includes Italy, Spain, and Portugal (net premiums written in the first half of 2003 increased by 76.7% or US$ 29.7 million to US$ 68.4 million).

    For the first half of 2003, Converium Zurich reported net premiums written for accident & health of US$ 21.7 million, an increase by 13.6% or US$ 2.6 million (1H2002: US$ 19.1 million).

    7.3 Converium North America

    Table: Financial highlights 2Q2003 of Converium North America



(unaudited; in US$ million,Three months ended   Six months     Year
 unless noted)                   June 30           ended       ended
                                                  June 30     Dec 31
                               2003      2002    2003   2002     2002
----------------------------------------------------------------------
Gross premiums written        310.3     323.4   705.5  642.5  1,243.5
-growth (%)                    -4.1%             +9.8%           +8.0%
----------------------------------------------------------------------
Net premiums written          304.3     323.7  680.0   633.0  1,193.9
-growth (%)                    -6.0%            +7.4%           +32.9%
----------------------------------------------------------------------
Net premiums earned           286.4     305.0  599.6   590.9  1,145.0
-growth (%)                    -6.1%            +1.5%           +29.8%
----------------------------------------------------------------------
Non-life loss ratio            69.8%     78.6%   70.2%  75.4%   84.0%
-change in percentage
 points                     -8.8 pts          -5.2 pts       -10.9 pts
----------------------------------------------------------------------
Non-life underwriting
 expense ratio                 23.1%     24.6%   23.8%  24.6%    25.0%
-change in percentage
 points                     -1.5 pts          -0.8 pts        -3.5 pts
----------------------------------------------------------------------
Non-life administration
 expense ratio                  6.2%      5.3%    5.6%   5.9%     5.9%
-change in percentage
 points                     +0.9 pts          -0.3 pts        -2.1 pts
----------------------------------------------------------------------
Non-life combined ratio        99.1%    108.5%   99.6%  105.9%  114.9%
-change in percentage
 points                     -9.4 pts          -6.3 pts       -16.5 pts
----------------------------------------------------------------------
Total investment results        36.9    -13.1   60.1    9.2      121.0
-growth (%)                     n.m.             n.m.            15.9%
----------------------------------------------------------------------
Average annualized total
 investment income yield        5.8%     -2.3%   4.7%    0.8%     5.0%
 (pre-tax)
-change in percentage
 points                       +8.1 pts          +3.9 pts
----------------------------------------------------------------------
Segment income (loss)           26.3    (32.1)  43.0    -18.3    -57.0
-growth (%)                     n.m.             n.m.             n.m.
----------------------------------------------------------------------
Retention ratio(26)            98.1%    100.0%   96.4%  98.5%    96.0%
----------------------------------------------------------------------


    Converium North America reported a segment income of US$ 26.3 million for the three months ended June 30, 2003, compared to a segment loss of US$ 32.1 million for the three months ended June 30, 2002, an increase of US$ 58.4 million. The increase was primarily attributable to:

    -- The loss ratio decreased by 8.8 percentage points and the underwriting expense ratio decreased 1.5 percentage points resulting in a decrease of the combined ratio of 9.4 percentage points to 99.1% for the second quarter 2003 compared to the previous year, despite Converium North America's slight shift to longer-tail business.

    --  Realized gains increased by US$ 56.0 million to a gain of US$
        13.3 million for the second quarter of 2003 from a realized loss of US$ 42.7 million for the second quarter of 2002. The increase in realized gains primarily results from the restructuring of our equity portfolio in the second quarter of 2002 at a realized capital loss of US$ 27.3 million and the sale of WorldCom bonds at a realized capital loss of US$ 15.8 million.

    This increase in segment income was partially offset by:

    -- The current conditions in the capital markets, particularly the further decline in interest rates, resulted in the second quarter of 2003 in a reduction of net investment income by US$
        6.0 million to US$ 23.6 million compared to the previous year (2Q2002: US$ 29.6 million), and in a reduction of the average annualized net investment income yield (pre-tax) by 1.6 percentage points to 3.7% (2Q2002: 5.3%).

    -- Other income decreased by US$ 19.7 million, resulting in other loss of US$ 11.9 million for the three months ended June 30, 2003, compared to the previous year (2Q2002: US$ 7.8 million). In the second quarter of 2002, we reported other income of US$
        7.2 million related to the settlement of a disputed reinsurance recoverable that resulted in a payment to Converium North America of US$ 136.7 million.

    In the second quarter of 2003, gross premiums written decreased 4.1% or US$ 13.1 million to US$ 310.3 million (2Q2002: US$ 323.4 million), net premiums written decreased 6.0% or US$ 19.4 million to US$ 304.3 million (2Q2002: US$ 323.7 million), and net premiums earned decreased 6.1% or US$ 18.6 million to US$ 286.4 million (2Q2002: US$
305.0 million).
    In the first half of 2003, gross premiums written increased 9.8% or US$ 63.0 million to US$ 705.5 million (1H2002: US$ 642.5 million), net premiums written increased 7.4% or US$ 47.0 million to US$ 680.0 million (1H2002: US$ 633.0 million), and net premiums earned increased 1.5% or US$ 8.7 million to US$ 599.6 million (1H2002: US$ 590.9 million). The change in net premiums earned does not track the growth in net premiums written because of the run-off in the first half of 2002 of a large program non-renewed at January 1, 2002.
    For the first half of 2003, Converium North America's premium growth was concentrated in specialty lines, such as:

    -- Professional liability (net premiums written in the first half of 2003 increased by 16.8% or US$ 18.1 million to US$ 125.6 million), which grew as a result of the hardening directors' & officers' market in the United States; and

    -- Agribusiness (net premiums written in the first half of 2003 increased by 253.8% or US$ 28.4 million to US$ 39.6 million), whose growth reflects the hardening market, which resulted from the exit of several insurers and reinsurers in mid-to-late 2002.

    For the first half of 2003, Converium North America reported net premiums written for accident & health of US$ 62.4 million, an increase of 60.4% or US$ 23.5 million (1H2002: US$ 38.9 million); this growth is the result of the further development of this line of business, which Converium began to underwrite from the North American segment in 2001.

    7.4 Converium Cologne

    Table: Financial highlights 2Q2003 of Converium Cologne



(unaudited; in US$ million,    Three months      Six months     Year
 unless noted)                     ended            ended      ended
                                  June 30         June 30      Dec 31
                                2003    2002     2003    2002    2002
----------------------------------------------------------------------
Gross premiums written          56.3    57.7    337.5   226.6   303.4
- growth (%)                    -2.4%           +48.9%          +1.2%
----------------------------------------------------------------------
Net premiums written            54.0    54.3    328.6   214.6   289.8
- growth (%)                    -0.6%           +53.1%          +12.4%
----------------------------------------------------------------------
Net premiums earned            106.7    70.8    203.0   138.3   284.8
- growth (%)                   +50.7%           +46.8%           +3.5%
----------------------------------------------------------------------
Non-life loss ratio             75.9%   83.3%    79.9%   77.9%   96.2%
- change in percentage       -7.4 pts         +2.0 pts          -12.6
 points                                                           pts
----------------------------------------------------------------------
Non-life underwriting
 expense ratio                  24.2%   19.5%    19.0%   20.7%   22.5%
- change in percentage
 points                      +4.7 pts         -1.7 pts        +4.7 pts
----------------------------------------------------------------------
Non-life administration
 expense ratio(27)               3.4%    4.5%     3.6%    4.3%    5.3%
- change in percentage
 points                      -1.1 pts         -0.7 pts        -2.0 pts
----------------------------------------------------------------------
Non-life combined ratio        103.5%  107.3%   102.5%   102.9% 124.0%
- change in percentage
 points                      -3.8 pts         -0.4 pts        -8.5 pts
----------------------------------------------------------------------
Total investment results         15.1   -4.3      21.9    3.6     4.7
- growth (%)                     n.m.             n.m.          -67.6%
----------------------------------------------------------------------
Average annualized total
 investment income yield
 (pre-tax)                      6.8%   -2.5%     5.0%    1.1%    0.7%
- change in percentage
 points                      +9.3 pts         +3.9 pts
----------------------------------------------------------------------
Segment income (loss)            17.7  -12.4     20.3    -3.4   -64.4
- growth (%)                     n.m.             n.m.
----------------------------------------------------------------------
Retention ratio(28)             95.9%   94.1%    97.4%   94.7%   95.5%
----------------------------------------------------------------------


    Converium Cologne reported a segment income of US$ 17.7 million for the three months ended June 30, 2003; an improvement of US$ 30.1 million compared to the segment loss of US$ 12.4 million for the three months ended June 30, 2002. The increase in the second quarter of 2003 is primarily attributable to:

    --  The combined ratio for the second quarter of 2003 decreased by
        3.8 percentage points to 103.5%; the loss ratio improved by
        7.4 percentage points to 75.9%, despite a US$ 6.0 million loss for the Algerian earthquake that added 5.6 percentage points to the loss ratio in the second quarter of 2003 and despite Converium Cologne's shift to longer-tail business.

    -- The recovery of the global equity markets, the reduction of the duration in the fixed maturities portfolios, and the sale of a real estate property resulted in net realized capital gains of US$ 6.3 million for the second quarter of 2003, an increase of US$ 19.7 million compared to the previous year (2Q2002: US$ -13.4 million). For the second quarter of 2003, Converium Cologne reported an increase in the average annualized total investment income yield (pre-tax) of 9.3 percentage points to 6.8% compared to the previous year (2Q2002: -2.5%).

    In the second quarter of 2003, gross premiums written decreased 2.4% or US$ 1.4 million to US$ 56.3 million (2Q2002: US$ 57.7 million), net premiums written decreased 0.6% or US$ 0.3 million to US$ 54.0 million (2Q2002: US$ 54.3 million), and net premiums earned increased 50.7% or US$ 35.9 million to US$ 106.7 million (2Q2002: US$
70.8 million). The decrease of gross and net premiums written compared to the increase of net premiums earned is due to a higher share of non-proportional business written in the second quarter of 2003 compared to the previous year.
    In the first half of 2003, gross premiums written increased 48.9% or US$ 110.9 million to US$ 337.5 million (1H2002: US$ 226.6 million), net premiums written increased 53.1% or US$ 114.0 million to US$ 328.6 million (1H2002: US$ 214.6 million), and net premiums earned increased 46.8% or US$ 64.7 million to US$ 203.0 million (1H2002: US$ 138.3 million).
    Converium Cologne's growth was spread across most lines of business in standard property & casualty reinsurance and primarily resulted from writing new business, increased rates, or increasing the share of clients' business upon renewing existing business.
    For the first half of 2003, Converium Cologne's growth in standard property & casualty reinsurance included:

    -- Property (net premiums written in the first half of 2003 increased by 50.7% or US$ 44.1 million to US$ 131.1 million); and

    -- Motor (net premiums written in the first half of 2003 increased by 159.0% or US$ 58.7 million to US$ 95.6 million).

    For the first half of 2003, Converium Cologne's growth regions in standard property & casualty reinsurance included:

    -- Germany (net premiums written in the first half of 2003 increased by 75.4% or US$ 63.1 million to US$ 146.8 million); and

    -- Rest of Europe - particularly Austria and Northern Europe (net premiums written in the first half of 2003 increased by 107.0% or US$ 71.8 million to US$ 138.9 million).

    This growth was partially offset by -- Near & Middle East and North Africa, where in the first half of 2003 net premiums written decreased by 14.1% or US$ 7.2 million to US$ 43.5 million compared to the previous year.
    For the first half of 2003, Converium Cologne reported net premiums written for accident & health of US$ 39.9 million, an increase of 8.5% or US$ 3.1 million (1H2002: US$ 36.8 million).

    7.5 Converium Life

    Table: Financial highlights 2Q2003 of Converium Life



(unaudited; in US$ million,       Three months   Six months    Year
 unless noted)                        ended          ended      ended
                                     June 30       June 30     Dec 31
                                     2003  2002   2003   2002    2002
----------------------------------------------------------------------
Gross premiums written               32.8  38.2  118.2  101.1   199.0
-growth (%)                         -14.1%       +16.9%         +20.8%
----------------------------------------------------------------------
Net premiums written                 42.5  32.3  106.7   94.6   168.0
-growth (%)                         +31.6%       +12.8%         +18.8%
----------------------------------------------------------------------
Net premiums earned                  52.1  40.1   96.0   84.9   164.4
-growth (%)                         +29.9%       +13.1%         +31.4%
----------------------------------------------------------------------
Underwriting expense ratio life      17.5%  8.0%  24.2%  14.9%   21.1%
-change in percentage points      +9.5 pts        +9.3          +16.5
                                                   pts            pts
----------------------------------------------------------------------
Administration expense ratio
 life(29)                             4.2%  3.5%   4.1%   4.2%    4.2%
-change in percentage points       +0.7 pts        -0.1 pts
----------------------------------------------------------------------
Total investment results              0.9   1.4     1.5    2.7     7.8
-growth (%)                         -35.7%        -44.4%       +225.0%
----------------------------------------------------------------------
Average annualized total
 investment income yield (pre-tax)    4.0%  6.1%   3.4%   5.8%    8.2%
-change in percentage points      -2.1 pts        -2.4 pts
----------------------------------------------------------------------
Segment income (loss)                 0.6   2.8  -16.7    4.9   -19.4
----------------------------------------------------------------------
Retention ratio(30)                   n.m. 84.6%  90.3%  93.6%   84.4%
----------------------------------------------------------------------


    Converium Life reported a segment income of US$ 0.6 million for the three months ended June 30, 2003, compared to a segment income of US$ 2.8 million for the same period in 2002. The decrease in segment income of 78.6% or US$ 2.2 million in the second quarter of 2003 was primarily attributable to:

    -- The technical result(31) decreased by 32.1% or US$ 0.9 million to US$ 1.9 million in the second quarter of 2003 compared to the previous year (2Q2002: US$ 2.8 million).

    -- The total investment result decreased by 35.7% or US$ 0.5 million to US$ 0.9 million for the three months ended June 30, 2003, compared to the previous year (2Q2002: US$ 1.4 million). This decrease resulted from the decrease of the interest rates in the international bond markets. Converium Life reported an average annualized total investment income yield (pre-tax) of 4.0% for the second quarter of 2003, a decrease of 2.1 percentage points (2Q2002: 6.1%).

    In the three months ended June 30, 2003, gross premiums written decreased 14.1% or US$ 5.4 million to US$ 32.8 million (2Q2002: US$
38.2 million), net premiums written increased 31.6% or US$ 10.2 million to US$ 42.5 million (2Q2002: US$ 32.3 million), and net premiums earned increased 29.9% or US$ 12.0 million to US$ 52.1 million (2Q2002: US$ 40.1 million).
    In the first half of 2003, gross premiums written increased 16.9% or US$ 17.1 million to US$ 118.2 million (1H2002: US$ 101.1 million), net premiums written increased 12.8% or US$ 12.1 million to US$ 106.7 million (1H2002: US$ 94.6 million), and net premiums earned increased 13.1% or US$ 11.1 million to US$ 96.0 million (1H2002: US$ 84.9 million).
    The increase in net premiums written in the first half of 2003 is mainly driven by growth in the following regions:

    -- Germany (net premiums written in the first half of 2003 increased by 41.1% or US$ 4.5 million to US$ 15.4 million);

    -- France (net premiums written increased 43.8% or US$ 3.8 million to US$ 12.5 million); and

    -- Italy (net premiums written increased by 66.5% or US$ 11.3 million to US$ 28.3 million).

    This growth was partially offset by North America and Far East/Pacific Rim, where in the first half of 2003 net premiums written decreased by 36.2% or US$ 16.1 million to US$ 28.4 million compared to the previous year.
    As a result of the recovery of the US stock market and the continuing decrease of total guaranteed minimum death benefits the net amount at risk decreased during the second quarter of 2003; hence the ratio between benefit reserves and net amount at risk at June 30, 2003 improved.

    The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

    Enquiries:



Michael Schiendorfer                   Zuzana Drozd
Media Relations Manager                Head of Investor Relations
michael.schiendorfer@converium.com     zuzana.drozd@converium.com
Phone: +41 (0) 1 639 96 57             Phone: +41 (0) 1 639 91 20
Fax:   +41 (0) 1 639 76 57             Fax: +41 (0) 1 639 71 20


    About Converium

    Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs more than 800 people in 22 offices around the globe. Converium is organized in four business segments consisting of three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life. Converium's September 11 net losses are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an "A" rating (stable outlook) both from Standard & Poor's and A.M. Best Company.

    Important Disclaimer

    This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11, 2001 attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters such as the September 11, 2001 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

    www.converium.com

    (1) Total investment yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.
    (2) Return on equity is defined as net income (after-tax) divided by shareholders' equity at the beginning of the period, annualized.
    (3) Excluding US$ 137 million received reimbursement of reinsurance renewable in dispute.
    (4) Estimated annual gross premium income of in-force business (unaudited), based on underwriters' reports.
    (5) Based on 100% of the total non-life premium that was up for renewal during the January 1, April 1, and July 1, 2003 renewal seasons.
    (6) Based on 100% of the total non-life premium renewed during the January 1, April 1, and July 1, 2003 renewal seasons.
    (7) Claims supporting capital is defined as shareholders' equity plus debt.
    (8) Excluding US$ 137 million received reimbursement of reinsurance renewable in dispute.
    (9) Converium's strict impairment policy requires to record as realized capital losses declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of the decline, or any declines in value over a period of more than twelve months. At management's judgment, Converium impairs additional securities based on prevailing market conditions. Converium's impairment policy is fully compliant with current and/or emerging standards.
    (10) Converium's strict impairment policy requires to record as realized capital losses declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of the decline, or any declines in value over a period of more than twelve months. At management's judgment, Converium impairs additional securities based on prevailing market conditions. Converium's impairment policy is fully compliant with current and/or emerging standards.
    (11) Estimated annual gross premium income of in-force business (unaudited), based on underwriters' reports.
    (12) Based on 100% of the total non-life premium that was up for renewal during the July 1, 2003 renewal season.
    (13) Estimated annual gross premium income of in-force business (unaudited), based on underwriters' reports.
    (14) Based on 100% of the total non-life premium that was up for renewal during the January 1, April 1, and July 1, 2003 renewal seasons.
    (15) Based on 100% of the total non-life premium renewed during the January 1, April 1, and July 1, 2003 renewal seasons.
    (16) Adjusted for prior years' reserve development.
    (17) Adjusted for prior years' reserve development and September 11th terrorist attacks.
    (18) Operating income is defined as pre-tax income excluding pre-tax net realized capital gains or losses.
    (19) Retention ratio is defined as net premiums written divided by gross premiums written.
    (20) Excluding US$ 137 million received reimbursement of reinsurance renewable in dispute.
    (21) Return on equity is defined as net income (after-tax) divided by shareholders' equity at the beginning of the period, annualized.
    (22) Converium's strict impairment policy requires to record as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of the decline, or any declines in value over period of more than twelve months. At management's judgment, Converium impairs additional securities based on prevailing market conditions. Converium's impairment policy is fully compliant with current and/or emerging standards.
    (23) Operating income is defined as pre-tax income excluding pre-tax net realized capital gains or losses.
    (24) Excluding US$ 137 million received reimbursement of reinsurance renewable in dispute.
    (25) Retention ratio is defined as net premiums written divided by gross premiums written.
    (26) Retention ratio is defined as net premiums written divided by gross premiums written.
    (27) The non-life administration expense ratio of Converium Cologne is defined as other operating and administration expenses divided by net premiums earned for three- and six-months-periods, but other operating and administration expenses divided by net premiums written for the full year.
    (28) Retention ratio is defined as net premiums written divided by gross premiums written.
    (29) The administration expense ratio of Converium Life is defined as other operating and administration expenses divided by net premiums earned for three- and six-months periods, but other operating and administration expenses divided by net premiums written for the full year.
    (30) Retention ratio is defined as net premiums written divided by gross premiums written.
    (31) Technical result is defined as net premiums earned plus other income minus life benefits and policyholders' dividends minus underwriting acquisition costs.

    CONTACT: Converium
             Michael Schiendorfer, +41 (0) 1 639 96 57
             Media Relations Manager
             michael.schiendorfer@converium.com
             Fax: +41 (0) 1 639 76 57
             or
             Zuzana Drozd, +41 (0) 1 639 91 20
             Head of Investor Relations
             zuzana.drozd@converium.com
             Fax: +41 (0) 1 639 71 20